SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to ______

Commission file number 1-5097

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(K) PLAN
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201

(Name and Address of Principal Executive
Offices of Employer-Issuer)

JOHNSON CONTROLS SAVINGS AND INVESTMENT (401K) PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

Johnson Controls Savings and Investment (401k) Plan
Index to Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

*Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

COLEMAN & WILLIAMS, LTD.
A Professional Services Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
of the Johnson Controls Savings and Investment (401k) Plan:

We have audited the accompanying statement of assets available for benefits of the Johnson Controls Savings and Investment (401k) Plan (the Plan) as of December 31, 2003, and the related statement of changes in assets available for plan benefits for the year then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit. The financial statements and supplemental schedules for the year ended December 31, 2002 were reported on by other auditors, whose report dated June 18, 2003, expressed an unqualified opinion.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Johnson Controls Savings and Investment (401k) Plan as of December 31, 2003, and the changes in assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 18, 2004

316 North Milwaukee Street, Suite 350
Milwaukee, Wisconsin 53202
Telephone 414.278.0170
Facsimile 414.278.1169

PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the Johnson Controls Savings and
Investment (401k) Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Johnson Controls Savings and Investment (401k) Plan (the "Plan") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

June 18, 2003

Johnson Controls Savings and Investment (401k) Plan
Statements of Net Assets Available for Benefits

	December 31, 2003	December 31, 2002
Assets		
Investment in Master Trust	$ 1,503,317,791	$ 876,745,901
Investment in JCI ESOP	-	237,488,752
Participant loans	40,979,971	34,920,950
Total investments (See Note 3)	1,544,297,762	1,149,155,603
Receivables:		
Employer contribution	58,866,485	37,701,709
Participant contributions	272,087	475,163
Total receivables	59,138,572	38,176,872
Net assets available for benefits	$ 1,603,436,334	$ 1,187,332,475

The accompanying notes are an integral part of the financial statements.

Johnson Controls Savings and Investment (401k) Plan
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2003
Additions	
Additions to net assets attributed to:	
Investment income:	
Net appreciation in fair value of investments in Master Trust	$ 221,770,450
Net appreciation in fair value of investment in JCI ESOP	118,222,712
Interest and dividends	24,326,382
	364,319,544
Contributions:	
Participant	69,263,341
Employer	58,865,162
	128,128,503
Total additions	492,448,047
Deductions	
Deductions from net assets attributed to:	
Benefits paid to participants	75,054,044
Administrative expenses	279,170
Total deductions	75,333,214
Net increase prior to transfers	417,114,833
Transfers to other plans, net	(1,010,974)
Net increase	416,103,859
Net assets available for benefits:	
Beginning of year	1,187,332,475
End of year	$ 1,603,436,334

The accompanying notes are an integral part of the financial statements.

Note 1 - Description of the Plan

The Johnson Controls Savings and Investment (401k) Plan (the "Plan") is a defined contribution plan adopted effective August 1, 1974 for participation by eligible employees of Johnson Controls, Inc. ("JCI", the "Company" and "employer") and selected subsidiaries as designated by the Company's Board of Directors. Participants should refer to the plan document for a more complete description of the Plan's provisions.

The Plan is administered by the Benefits Administrative Committee appointed by the Company.

Note 2 - Organization and Accounting Policies

Accounting Method

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses are paid by the Plan, as allowed by plan provisions, with all remaining expenses paid by the Company.

Savings and Investment Master Trust

Certain of the investments and all participant loans of the Plan are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity Management Trust Company. All investments of the Master Trust, except the investment in the U.S. Equity Index Commingled Pool and the Fixed Income Fund, are stated at market value, based on quoted market prices. The fair value of the investment in the U.S. Equity Index Commingled Pool reflects a unit value computed daily based on share price, dividend information and the value of the fund's short-term investments. The guaranteed investment contracts within the Fixed Income Fund are stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals.

Note 2 - Organization and Accounting Policies (cont.)

Savings and Investment Master Trust (cont.)

Investment income of the Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

Statements of Financial Position as of December 31, 2003 and 2002 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2003 for the Master Trust are presented in Note 11.

The Plan had approximately a 77% interest and a 90% interest in the assets of the Master Trust at December 31, 2003 and 2002, respectively.

Forfeitures of $3,034,703 and $3,002,944, related to the Plan, were in the Master Trust at December 31, 2003 and 2002, respectively.

Employee Stock Ownership Trust

The Plan also holds an interest in the Johnson Controls, Inc. Employee Stock Ownership Trust ("ESOP Trust"), trusteed by Fidelity Management Trust Company. Prior to September 1, 2003, the assets of the ESOP Trust were invested solely in Johnson Controls, Inc. Series D Convertible Preferred Stock ("Preferred Stock"). From September 1 through December 31, 2003 the assets of the ESOP Trust included the Preferred Stock and the Common Stock Fund.

Prior to December 31, 2003, the Preferred Stock was valued at its estimated fair value as determined by an annual independent appraisal. Many factors, including the stated value of $512,000 per share ($51.20 per unit) and the Company's common stock price, were considered by the independent appraiser in arriving at estimated fair value. All participant forfeitures of unvested employer contributions of Preferred Stock were accounted for in the Preferred Stock Fund. Forfeitures of $0 and $512,670, related to the Plan, were in the fund at December 31, 2003 and 2002, respectively. The Trustee converted each share of Preferred Stock into two shares of Johnson Controls, Inc. common stock on December 31, 2003, pursuant to the original shareholder rights, and within the Company's notice period for redemption.

At December 31, 2003, and thereafter, the ESOP Trust is comprised solely of the Common Stock Fund.

Statements of Financial Position as of December 31, 2003 and 2002 and the Statement of Operations and Changes in Trust Equity for the year ended December 31, 2003 for the ESOP Trust are presented in Note 10.

Note 2 - Organization and Accounting Policies (cont.)

Risks and Uncertainties

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Participant Loans

The Plan allows participants to borrow funds from their accounts. Regular payroll deductions are required to repay a loan. The loan will bear interest at a reasonable rate on the basis of rates charged by commercial lenders at the loan's inception. Loans must be repaid in full at the time of retirement or termination.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.

Note 3 - Investments

The following presents fair value of investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31,	
	2003	2002
Investments at fair value as determined by quoted market price:		
Fidelity Magellan, 1,290,447 and 1,256,752 shares, respectively	$ 126,128,295	$ 99,233,170
JCI ESOP, 0 and 1,481,157 units*, respectively	-	237,488,752
JCI Common Stock, 6,691,615 and 3,872,649 units, respectively	817,581,460	328,206,965
Investments at estimated fair value:		
Fixed Income Fund, 220,749,955 and 202,736,176 units, respectively	220,749,955	202,736,176
U.S. Equity Index Commingled Pool, 3,960,174 and 0 units, respectively	133,735,065	-

* Non-participant directed.

Note 3 – Investments (cont.)

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $333,993,162 as follows:

Investments at fair value as determined by quoted market price:	
Fidelity Funds	$ 46,708,137
Janus Fund	9,916,410
Strong Common Stock	7,360,782
JCI ESOP	118,222,712
Artisan Fund	533,550
Putnam Funds	420,784
JCI Common Stock	137,093,114
	320,255,489
Investments at estimated fair value:	
U.S. Equity Index Commingled Pool	19,737,673
Net increase in fair value	$ 339,993,162

Note 4 – Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating solely to nonparticipant-directed investments is as follows:

	December 31,	
	2003	2002
Net Assets:		
JCI ESOP - Preferred Stock	$ -	$ 237,488,752

	Year Ended December 31, 2003
Changes in Net Assets:	
Contributions	$ 37,701,363
Interest and dividends	6,515,008
Net appreciation	118,222,712
Benefits paid to participants	(36,173)
Transfers to participant-directed investments	(399,891,662)
	$ (237,488,752)

Note 5 - Participant Accounting

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity"). For all investment programs other than the JCI Common Stock Fund and the U.S. Equity Index Commingled Pool, Fidelity maintains participant balances on a share method. Participant investments in the JCI Common Stock Fund and the U.S. Equity Index Commingled Pool are accounted for on a unit value method. The unit value for the fund is computed daily based on share price, dividend information and the value of the fund's short-term investments. At December 31, 2003 and 2002, the Plan held 6,691,615 units and 3,872,649 units, respectively, of the JCI Common Stock Fund at unit values of $122.18 and $84.75, respectively, and as of the same dates, 3,960,174 units and 2,200,996 units, respectively, of the U.S. Equity Index Commingled Pool at unit values of $33.71 and $26.27, respectively.

Plan assets of $378,545,853 and $283,516,993 have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2003 and 2002, respectively, but who have not yet received distributions as of that date.

Note 6 - Contributions

Participants can designate an amount up to fifteen percent (15%) of their gross salaries or wages of which the first six percent (6%) is eligible for the employer's matching contribution. Participant contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent. However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

The employer's annual contribution to the Plan is stated as a percentage of the participants' eligible current year contributions which are in the Plan on December 31. An Employee Stock Ownership Plan (the "ESOP") was formed for the purpose of providing part or all of the employer contributions called for by the Plan, beginning with the 1989 contribution requirements. The ESOP Trust (see Note 2) acquired Preferred Stock of the Company by issuing debt, guaranteed by the Company. The dividends on the Preferred Stock plus Company contributions to the ESOP Trust are used by the ESOP Trust to service the debt. Annual debt service payments made by the ESOP Trust determine the amount of Preferred Stock allocated to the plan participants each year as an employer contribution. In the event that the employer matching contribution percentage for any year, as determined by the Company's return on equity formula defined in the Plan, exceeds the matching percentage provided by the ESOP Trust's Preferred Stock allocation, the excess is contributed by the Company to the Plan and invested in common stock of the Company.

The Company contribution for the plan year ended December 31, 2003 included the final allocation of preferred share units to participants. The ESOP loan was fully repaid on December 31, 2003.

Note 6 – Contributions (cont.)

A participant's interest in employer contributions, including increases and decreases in value, vests at the rate of twenty percent (20%) per year for each year of employment with the Company. If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the nonvested portion of the employer contributions may be applied to reduce future employer contributions under the Plan.

Note 7 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 6, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Note 8 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 9 – Party-in-Interest Transactions

Transactions involving JCI common and preferred stock, participant loans and the funds administered by Fidelity Management Trust Company, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Note 10 - Johnson Controls, Inc. Employee Stock Ownership Trust

Following are the Statements of Financial Position as of December 31, 2003 and 2002 and the Statement of Operations and Changes in Trust Equity for the year ended December 31, 2003 for the ESOP Trust:

Johnson Controls, Inc. Employee Stock Ownership Trust

Statements of Financial Position

	December 31, 2003	December 31, 2002
Assets		
Johnson Controls, Inc., Series D Convertible Preferred Stock (0 and 199.9862 shares, respectively)	$ -	$ 320,657,882
Johnson Controls, Inc. Common Stock (494,261 and 0 shares, respectively)	57,393,587	-
Fidelity U.S. Government Reserve Pool	-	100,000
Accrued interest	4,103	5,116
	$ 57,397,690	$ 320,762,998
Liabilities and Trust Equity		
Current portion of long-term debt	$ -	$ 23,550,638
Trust equity	57,397,690	297,212,360
	$ 57,397,690	$ 320,762,998

Note 10 - Johnson Controls, Inc. Employee Stock Ownership Trust (cont.)

Johnson Controls, Inc. Employee Stock Ownership Trust
Statement of Operations and Changes in Trust Equity

	For the Year Ended December 31, 2003
Interest income	$ 26,321
Dividend income	7,578,846
Employer contributions	46,138,303
Total increases	53,743,470
Debt repayments	21,945,347
Interest expense	1,605,291
Net depreciation	263,295,424
Withdrawals	6,712,078
Total decreases	293,558,140
Net decrease in trust equity	(239,814,670)
Trust equity	
Beginning of year	297,212,360
End of year	$ 57,397,690

Note 11 - Johnson Controls, Inc. Savings and Investment Master Trust

Following are the Statements of Financial Position as of December 31, 2003 and 2002 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2003 for the Master Trust:

Johnson Controls, Inc. Savings and Investment Master Trust
Statements of Financial Position

	December 31, 2003	December 31, 2002
Assets		
Investments at fair value:		
Fidelity Puritan Fund	$ 52,738,194	$ 33,117,905
Fidelity Magellan Fund	145,717,173	111,770,055
Fidelity Growth & Income Portfolio	87,107,088	44,545,260
Fidelity Overseas Fund	42,508,097	11,967,759
Fidelity Asset Manager	38,092,049	10,901,180
Fidelity Low Price Stock	20,255,025	-
Fidelity Asset Manager: Growth	35,534,735	16,296,886
Fidelity Asset Manager: Income	9,688,874	3,690,704
Fidelity Retirement Government Money Market Portfolio	70,861,257	16,850,133
Fidelity Institutional Short-Intermediate Government Portfolio	28,713,916	16,474,440
Fidelity Short-Term Investment Fund	2,576,251	5,854,622
U.S. Equity Index Commingled Pool	196,779,710	62,436,091
Artisan Mid Cap Fund	40,875,812	-
Aim Small Cap Growth Fund	26,122,000	-
Janus Fund	-	40,286,123
Strong Common Stock Fund	-	22,860,301
JCI Common Stock Fund	901,409,596	357,897,459
Participant Loans	56,072,274	39,155,606
	1,755,052,051	794,104,524
Investments at contract value:		
Fidelity Income Portfolio	241,298,862	215,108,310
Total Assets	$ 1,996,350,913	$ 1,009,212,834
Participating Plans' Equity	$ 1,996,350,913	$ 1,009,212,834

Note 11 – Johnson Controls, Inc. Savings and Investment Master Trust (cont.)

Johnson Controls, Inc. Savings and Investment Master Trust
Statement of Operations and Changes in Participating Plans' Equity

	Year Ended December 31, 2003
Additions	
Additions to net assets attributed to:	
Investment Income:	
Fidelity Puritan Fund	$ 7,297,835
Fidelity Magellan Fund	27,122,987
Fidelity Growth & Income Portfolio	11,619,627
Fidelity Overseas Fund	7,094,289
Fidelity Asset Manager	3,572,149
Fidelity Low Price Stock	1,497,674
Fidelity Asset Manager: Growth	4,748,513
Fidelity Asset Manager: Income	746,125
Fidelity Institutional Short-Intermediate Government Portfolio	(246,056)
Artisan Mid Cap Fund	7,108,013
U.S. Equity Index Commingled Pool	29,686,511
Putnam International Equity Fund	3,349,383
Aim Small Cap Growth Fund	5,040,135
Janus Fund	12,439,449
Strong Common Stock Fund	7,924,278
JCI Common Stock Fund	159,842,073
	288,842,985
Contributions	
Participant	110,428,706
Employer	5,202,622
	115,631,328
Interest and dividend income	22,177,304
Total additions	426,651,617
Deductions	
Deductions from net assets attributed to:	
Participant withdrawals	102,978,475
Administrative fees	345,448
Total deductions	103,323,923
Net increase prior to reallocations and transfers from other plans	323,327,694
Participant reallocations from investments outside the Master Trust	663,849,337
Transfers to other plans, net	(38,952)
Net increase	987,138,079
Net assets available for benefits:	
Beginning of year	1,009,212,834
End of year	$ 1,996,350,913

Johnson Controls Savings and Investment (401k) Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2003
Plan No. 333, EIN: 39-0380010

Identity of issue, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Current Value
* Fidelity Funds:			
Fixed Income	220,749,955 shares	$	220,749,955
Puritan	2,042,880 shares		37,731,998
Magellan	1,290,447 shares		126,128,295
Growth & Income	1,423,475 shares		50,718,398
Overseas	659,297 shares		20,721,708
Asset Manager	775,399 shares		12,220,291
Low Price Stock Fund	412,925 shares		14,444,110
Asset Manager: Growth	1,379,584 shares		19,700,454
Asset Manager: Income	452,989 shares		5,503,819
Retirement Government Money Market Portfolio	11,651,540 shares		11,651,540
Short-Intermediate Government Portfolio	1,747,793 shares		17,058,464
U.S. Equity Index	3,961,345 shares		133,781,216
AIM Small Cap Growth Fund	231,685 shares		6,002,950
Artisan Fund	361,642 shares		9,323,133
* JCI Common Stock	6,691,615 shares		817,581,460
			1,503,317,791
* Participant Loans (1)			40,979,971
Total investments		$	1,544,297,762

(1) There were 7,735 outstanding loans to participants at December 31, 2003, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate as of the beginning of the calendar quarter in which it is issued. Interest rates range between 4.00% and 9.50%.

* Indicates party in interest

Note: cost information is not required for participant-directed investments and is therefore not included.

Johnson Controls Savings and Investment (401k) Plan
Signature
December 31, 2003 and 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Benefits Administrative Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS SAVINGS AND INVESTMENT (401k) PLAN

By: /s/ Stephen A. Roell

Stephen A. Roell
Senior Vice President and
Chief Financial Officer
JOHNSON CONTROLS, INC.

June 25, 2004

Johnson Controls Savings and Investment (401k) Plan

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm
32	Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-66073) of Johnson Controls, Inc. of our report dated June 18, 2004 relating to the financial statements of the Johnson Controls Saving and Investment (401K) Plan, which appears in this Form 11-K.

Coleman & Williams, Ltd.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 25, 2004

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-66073) of Johnson Controls, Inc. of our report dated June 18, 2003 relating to the financial statements of the Johnson Controls Savings and Investment (401k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
June 25, 2004

EXHIBIT 32

CERTIFICATION OF PERIODIC FINANCIAL REPORTS

We, John M. Barth, Chairman and Chief Executive Officer and Stephen A. Roell, Senior Vice President and Chief Financial Officer, of Johnson Controls, Inc., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 11-K of the Johnson Controls Savings and Investment (401k) Plan (the "Plan") for the year ended December 31, 2003 (the "Periodic Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and

(2) information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 25, 2004

John M. Barth

Stephen A. Roell